🧑‍🍳📊🇺🇸

Edit your business profile
  Add to Watchlist
Renovating LocationFirst LocationLease Secured
Locals Bar and Grille

Restaurant Bar

50 Sun Air Blvd
Haines City, FL 33845
Get directions
Coming Soon
View Website
This is a preview of your investment opportunity. Continue your application
INVESTMENT OPPORTUNITY
Locals Bar and Grille is seeking investment to open a location, purchase equipment and renovate space.
$0 INVESTED

There are 56 days remaining to invest. If the business does not receive an additional $25,000 by then, investors will be fully refunded.

The PitchTermsData RoomDiscussionUnderstand Risks
  Add to Watchlist
Follow us
Facebook
This is a preview. It will become public when you start accepting investment.
The Team
Joseph Darrigo

Owner/Executive Chef

Originally from Staten Island, New York transplanted to Central Florida. Spent the last 10 years working with Patina Restaurant Group as a Sous Chef at the Walt Disney World Resort in the Italian Pavilion at Epcot,worked for Celebrity Chef Art Smith,opening his restaurants in both Naples, Florida and Disney Springs. Now fulfilling my dream of running my own local restaurant to give back to the community.

Business Overview

A Southern Inspired Restaurant and Bar in a Casual Setting in Haines , City, Florida There Is a big demand for our concept in this area as there are no other concepts like ours in Haines , City . WE are family owned and operated and have a desire to be among the best that Florida has to offer. Our 2 owners are hands on in both the front of the house and the back of the house and have been doing this there whole working careers

FOUNDED

2020

FLOOR SPACE (SQ. FT)

6000

EMPLOYEES

10

AVERAGE TICKET SIZE

20

AVERAGE MONTHLY REVENUE

50000

The Pitch

Locals Bar and Grille is seeking investment to open a location, purchase equipment and renovate space.

I have been in the restaurant business my whole life. I found this great location to open our first restaurant and I've developed a Southern-inspired menu which I've already previewed to the community and they are ecstatic about the concept.

I owned two restaurants & bars in New York which we closed down after 9-11.

My wife and partner in this venture has been a bartender, server and front-of-house Manager in the resort area of Disney for the past 15 years. I have worked on Disney property for the past 18 years. The last 10 years as a Sous Chef with Patina Restaurant Group in Epcot and was Chef Art Smiths Executive Chef at his Restaurant Homecoming in Disney Springs.

This is a golden opportunity, because there isn't a restaurant within a 7-mile radius from our location, which is in a golf community.

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Buildout $10,000
Mainvest Compensation $1,500
Equipment $5,000
Operating Capital $8,500
Total $25,000
Summary of Terms
Legal Business Name East End Lights
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment Multiple for the first $25,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.5%-3.3%
Minimum Investment Amount $100
Target Raise $25,000
Maximum Raise $55,000
Investment Round Close Date 9/23/2020
Repayment Schedule Quarterly
Securitization None
Maturity Date 10/1/2025
Documents
2020 Balance Sheet
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $600,000 $660,000 $706,200 $741,510 $763,750
Cost of Goods Sold $150,000 $165,000 $183,000 $200,000 $215,000
Gross Profit $450,000 $495,000 $523,200 $541,510 $548,750

EXPENSES

Rent $60,000 $61,500 $63,037 $64,612 $66,227
Utilities $15,600 $15,990 $16,389 $16,798 $17,217
Salaries $252,000 $277,200 $296,604 $311,434 $320,774
Insurance $6,000 $6,150 $6,303 $6,460 $6,621
Repairs & Maintenance $25,000 $25,625 $26,265 $26,921 $27,594
Legal & Professional Fees $7,200 $7,380 $7,564 $7,753 $7,946
Marketing $12,000 $12,300 $12,607 $12,922 $13,245
License & Permits $14,400 $14,760 $15,129 $15,507 $15,894
Credit Card Processing $12,000 $12,300 $12,607 $12,922 $13,245
Bank Fees $2,400 $2,460 $2,521 $2,584 $2,648
Payroll Processing $1,200 $1,230 $1,260 $1,291 $1,323
Kitchen Supplies $2,400 $2,460 $2,521 $2,584 $2,648
Cleaning Supplies $3,600 $3,690 $3,782 $3,876 $3,972
Extermination Services $2,400 $2,460 $2,521 $2,584 $2,648
Accounting Services $2,400 $2,460 $2,521 $2,584 $2,648
Office Supplies $1,800 $1,845 $1,891 $1,938 $1,986
Operating Profit $29,600 $45,190 $49,678 $48,740 $42,114
This information is provided by Locals Bar and Grille. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
No operating history

Locals Bar And Grille was established in [June, 2020]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Locals Bar And Grille's fundraising. However, Locals Bar And Grille may require

additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Locals Bar And Grille to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Locals Bar And Grille is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Locals Bar And Grille might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Locals Bar And Grille is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Locals Bar And Grille nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Locals Bar And Grille will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Locals Bar And Grille is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Locals Bar And Grille will carry some insurance, Locals Bar And Grille may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Locals Bar And Grille could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Locals Bar And Grille needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Locals Bar And

Grille or management), which is responsible for monitoring Locals Bar And Grille's compliance with the law. Locals Bar And Grille will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Locals Bar And Grille is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Locals Bar And Grille fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Locals Bar And Grille, and the revenue of Locals Bar And Grille can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Locals Bar And Grille to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Locals Bar and Grille. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.